

Kanisha (Kanisha Carr) Dennis · 3rd

Operations Management, Academic Program Coordination, Relationship Development, Impactful Communication

Lawrenceville, Georgia, United States · 100 connections ·

 **Fuego Fino, Inc.**

 **Boston University**

[Contact info](#)

Experience



Chief Marketing Officer

Fuego Fino, Inc.

Aug 2018 – Present · 2 yrs 9 mos



Operations Manager, Special Events and Community Relations

Agnes Scott College

Oct 2016 – Present · 4 yrs 7 mos

Events Management
Accounts Payable/Receivable
Client Management

Program Coordinator

Emory Continuing Education

Nov 2014 – Oct 2016 · 2 yrs

Greater Atlanta Area

Corporate Learning
Business Development



Admissions Director/Marketing Coordinator

PruittHealth

Jan 2014 – Jul 2014 · 7 mos

Buford, GA

Operated with sole responsibility for wide range of activities aimed at increasing and maintaining patient admissions. Acted as liaison between referral sources/families and facility, responding to requests for information and tours, establishing marketing contacts with medical professionals, and creating relationships with members of the surrounding ...see more

Office Manager

JC&T Painting Services, Inc.

Mar 2012 – Jan 2014 · 1 yr 11 mos

Lawrenceville, GA

Promoted to this position with JC&T Painting, a new partner company of Jeff Threat Drywall, as a result of my willingness to contribute to the team, as a whole, and my ability to successfully oversee various projects simultaneously. Functioned as senior administrative staff member, managing all aspects of office functions, supervising administrative ...see more

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Education



Boston University

Masters of Science, Advertising

2004 – 2006

GENCORP full tuition scholarship recipient (September 2004-December 2005)

The University of Georgia

Bachelor of Arts (BA), Advertising

2000 – 2004

Activities and Societies: March of Dimes Collegiate Treasurer, Big Brother/Sister Program, Volunteer Spanish Teacher at local elementary school

Suma Cum Laude with Honors; Spanish Minor

Skills & endorsements

Marketing Communications · 2

Robert Poole and 1 connection have given endorsements for this skill

Business Decision Making · 2

Robert Poole and 1 connection have given endorsements for this skill

Easily Adaptable · 2

Robert Poole and 1 connection have given endorsements for this skill

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Recommendations

Received (1)   Given (1)



Robert Poole
Retired!! at Home

February 3, 2017, Kanisha worked with Robert in the same group

If there was a job description for the perfect business partner – Kanisha would be the epitome of that position! I often joked that if I came up with a crazy idea, she could actually make it work! Kanisha and I comprised the Corporate Learning team at Emory Continuing Education with the responsibility of findi... **See more**

Interests



The University of Georgia
236,582 followers



Emory University
149,975 followers



Centers for Disease Control and Preven
1,495,759 followers



Atlanta Community Food Bank
7,877 followers



Boston University Students, Alumni, Fa
19,885 members



Lift Up Atlanta
11 members

See all